Exhibit 21

SUBSIDIARIES OF NEXMED, INC.

1.  NexMed Holdings, Inc., incorporated in Delaware on February 28, 1997.

2.  NexMed (U.S.A.), Inc., incorporated in Delaware on June 18, 1997.

3.  NexMed International Limited, incorporated in the British Virgin Islands on August 2, 1996.

   (a)  NexMed International (Hong Kong) Ltd. is a wholly-owned subsidiary of NexMed International Limited incorporated in Hong Kong on March 14, 2001.